Exhibit 99.1 FOR IMMEDIATE RELEASE

CNS honored guest lecturer Dr. Ralph Dacey speaks on impact of iMRI on Oct. 10

Describes how VISIUS® Surgical Theatre adds value in brain tumor management

WINNIPEG, Manitoba, OCTOBER 10, 2012 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) is announcing that the effective impact of high field strength intraoperative MRI (iMRI) for brain tumor management was the focus of the Congress of Neurological Surgeons (CNS) honored guest lecture.

Dr. Ralph G. Dacey Jr., the current Henry G. and Edith R. Schwartz professor and chairman of the department of neurosurgery at the Washington University School of Medicine in St. Louis, spoke on this topic at the Annual Meeting of CNS on Wednesday, Oct. 10, in Chicago.

Dr. Dacey, a CNS past president and treasurer, discussed how integration of iMRI with the IMRIS VISIUS® Surgical Theatre at the Barnes-Jewish & Washington University Neuroscience Center has fulfilled the intention of improving the precision, efficacy and safety of neurosurgical procedures. Since it was installed in 2008 more than 700 procedures have been conducted in the three-room (two operating rooms and magnet bay) theatre where the patient remains in a fixed position while the iMRI moves to the patient.

“I believe this technology and its systematic application is safe and in our procedures has added significant value to patient surgical care,” he said. “Our work and studies show that iMRI can be done safely and with high volume to achieve the surgical objective the first time and effectively prevent additional surgeries to complete tumor removal.”

Currently serving as the president of the Society for Neurological Surgeons, Dr. Dacey discussed during his presentation the positive impact of iMRI on extent of resection (EOR). He said that studies show increased EOR has demonstrated better patient outcomes. Referring to his data published in 2011, he said, 93 percent of iMRI glioma cases achieved gross or near total resection compared to 65 percent for non-iMRI cases in the same timeframe. Even in GBMs (glioblastoma multiforme), among the most invasive tumors, he said, an increase in gross total resection from 24 to 57 percent and an increase in progression free survival is noted.

“It is apparent that iMRI is effective in improving the extent of resection,” he said. “The accumulation of evidence suggests that the improvement of extent of resection in both high and low grade gliomas, pediatric tumors and pituitary tumors is important to improve outcomes.”

Dr. Dacey’s center recently published their pediatric experience which he said indicates that the need for repeat surgeries decreased with eight percent of non-iMRI patients requiring re-surgery within two weeks post procedure compared to no re-surgeries for iMRI patients.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods

Director Investor Relations & Corporate Communications

IMRIS Inc.

Tel: 204-480-7094

Email: bwoods@imris.com